Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Playa Hotels & Resorts N.V.:

We consent to the use of our report dated March 3, 2017 on the consolidated financial statements of Pace Holdings Corp. (the Company) incorporated by reference herein (the consolidated financial statements). As discussed in Note 1 to the consolidated financial statements, the Company has current liabilities in excess of cash on hand and its lack of resources to pay the current liabilities raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements and related notes to the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Fort Worth, Texas

May 15, 2017